Vanguard Tax-Managed Growth and Income Fund

Supplement to the Prospectus Dated April 7, 2014

Reorganization of Vanguard Tax-Managed Growth and Income Fund into Vanguard 500 Index Fund

The reorganization of Vanguard Tax-Managed Growth and Income Fund, a series of Vanguard Tax-Managed Funds (the Trust), into Vanguard 500 Index Fund, a series of Vanguard Index Funds, is complete, as previously approved by the board of trustees of the Trust. The reorganization consolidated the assets of the Funds in order to simplify the Vanguard fund lineup, and it allowed Tax-Managed Growth and Income Fund shareholders to merge into a larger fund that has a lower expense ratio and utilizes the same benchmark index. It is anticipated that the reorganization will allow the combined Fund to benefit by eliminating duplicative expenses and spreading fixed costs over a larger asset base.

Prospectus Text Changes

Effective immediately, all references to Vanguard Tax-Managed Growth and Income Fund are deleted from the prospectus.

2014 The Vanguard Group, Inc. All rights reserved.
Vanguard Marketing Corporation, Distributor. PS 103B 052014